UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number: 0-30105
CUSIP Number: 244632105

(Check One):	☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

Defense Industries International, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

12 Hamefalsim Street
Address of Principal Executive Office (Street and Number)

Petach Tikva 49514, Israel.
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Defense Industries International, Inc. (the “Company”) is in the process of preparing its Annual Report on Form 10-Q for the fiscal quarter ended March 31, 2012 (the “Form 10-Q”). The Company will not be able to file the Form 10-Q on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25. The delay in filing the Form 10-Q is the result of the delay in filing the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 ( the “Form 10-K”), which has been delayed due changes in key personnel responsible for the financial reporting of the Company and material weaknesses in the Company’s internal control over financial reporting.

The Company expects to file both the Form 10-O and Form 10-K  by the end of June 2012. This timeline is subject to completion of various milestones in the Company’s financial close, reporting and disclosure processes.

This Form 12b-25 contains certain statements that constitute “forward-looking statements.” There are numerous risks and uncertainties that could cause actual results and the timing of events to differ materially from those anticipated by the forward-looking statements in this Form 12b-25. Specifically, this Form 12b-25 includes a forward-looking statement regarding the Company’s expectation to file the Forms 10-Q and 10-K by the end of June. There can be no assurances that such forward-looking statements will be achieved, with risks and uncertainties arising from (among other factors) the following:

•	changes in key positions responsible of the financial reporting such as new CFO, replacement of controller and replacement of auditors;
•
the ineffectiveness of the Company’s disclosure controls and procedures resulting in its inability to file its periodic reports under the federal securities laws in a timely manner due to material weaknesses and significant deficiencies in internal control over financial reporting and the potential that the Company may be unable to effectively implement appropriate remedial measures in a timely manner;

•
the continuation of material weaknesses or the discovery of additional material weaknesses in the Company’s internal control over financial reporting and any delay in the implementation of remedial measures; and

•	the ability of the Company’s subsidiaries to provide it with their financial information in a timely manner.

The Company undertakes no commitment to update or revise forward-looking statements except as required by law.

PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Joel Dagan	+972 3	6178383
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐Yes ☒ No

The Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2011.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 ☒ Yes*  ☐No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*Because the Company has not completed the preparation of its Annual Report on Form 10-K for the year ended December 31, 2011, the Company is not in a position to provide a reasonable estimate of anticipated changes in its results of operations for the fiscal quarter ended March 31, 2012 compared with the corresponding period in 2011.

Defense Industries International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2012	Defense Industries International, Inc.

		By:	/s/Joel Dagan
		Name:	Joel Dagan
		Title:	Chief Financial Officer